This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES A CANADIAN OPERATIONS UPDATE

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 30, 2020 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces a Canadian operations update and appointment of an investor relations advisor. All dollar values are expressed in US dollars unless otherwise stated.

Canada - Appraisal Update in South Harmattan

The Company is pleased to provide an operational update on its 2019 Cardium drilling program. The final well of the program was a 2-mile appraisal / outpost well, drilled to 2115m (TVD) and 5028m (TMD). This well was stimulated and equipped to test the petroleum type and productivity of an undeveloped extension to the Cardium resource play in the South Harmattan area. The Company is pleased to report that this well has now been on production for 60 days at very encouraging initial rates and has been added to the Company's inventory of producing wells.

The calculated IP30 is estimated at 415 Boepd, including 379 Bopd of light oil, and the calculated estimated IP60 is 341 Boepd, including 302 Bopd of light oil, both calculated on a productive day basis.  Although the production history is relatively short and not necessarily indicative of long-term performance or ultimate recovery, due to the nature and extent of the undeveloped area targeted by the well, the Company is very encouraged about the resource potential of the 18.5 undeveloped working interest sections of land that it holds in the South Harmattan area. Typically, each Cardium section is developed with four 1-mile horizontal wells at ~$2.4 million per well, with further well optimization possible using 2-mile horizontal wells across adjacent sections at ~$3.1 million per well. Accordingly, South Harmattan could represent a significant new resource play to the Company.

Background to the Drilling in South Harmattan

TransGlobe’s Canadian operations are concentrated on the prolific Cardium formation that spans a very large area from southwest Alberta to northeast British Columbia, with the producing area concentrated along the eastern slopes of the Rocky Mountains to the northwest of Calgary.  There have been over 10,000 wells drilled into the Cardium formation, beginning in the late 1940s, including an estimated 3,900 horizontal wells targeting the lower permeability (“lower-perm”) sandstone, which lays at depths ranging from 1,200 to 2,300m.  TransGlobe’s Harmattan lands are concentrated in the lower-perm sandstone, positioned at the southern-most end of what is considered the productive area of the formation.

The Company’s technical team developed a concept that an area to the southwest of Harmattan (South Harmattan), despite being positioned between what was believed to be a hydrocarbon transition zone (oil phase to natural gas phase), would prove to be a productive, undeveloped extension of the Cardium resource play and be oil prone rather than natural gas prone.

After undertaking technical work in support of the concept, in 2018 the Company acquired the mineral rights to an additional sixteen sections (each section is one square mile) of Crown Cardium rights in this area to add to its existing land base. Lands acquired from the Alberta government (Crown land) currently qualify for horizontal drilling royalty incentives to enhance development of resources in Alberta, which effectively reduce the initial royalties to 5% until well costs are recovered from production.

The above appraisal well, now added to the Company's inventory of producing wells, is the first well the Company has drilled into the newly acquired South Harmattan lands.

Budget Update

As a result of this initial success of the 2-mile appraisal/outpost well in South Harmattan, the Company has initiated a review of its drilling program for 2020 to incorporate this new well result and high-grade the opportunities to deploy capital across its portfolio.

The 2020 Canadian drilling program will be designed to include the development and further maturation of this South Harmattan Cardium resource.

TransGlobe will news release its year-end 2019 Reserves and 2020 Budget on Wednesday, February 5 and will hold a conference call and webcast on Thursday, February 6 to review those items and South Harmattan in more detail (information on the webcast will be provided in the February 5 news release). The 2020 budget will continue to align with TransGlobe’s focus of maximizing returns.

Corporate

TransGlobe has engaged Tailwind Associates as the Company’s investor relations advisor. Darren Engels, formerly a Director, Institutional Research, at GMP FirstEnergy, heads Tailwind. Darren has nearly two decades of business, financial, and investment experience of which 15 years were at FirstEnergy, a Calgary-based boutique investment bank where he was responsible for research coverage of international energy companies, for which he was a top ranked stock analyst, according to Bloomberg.

Randy Neely, Chief Executive Officer of TransGlobe, said:

“TransGlobe has developed a strong asset portfolio, including resource plays in Canada, mature producing fields in Egypt’s Eastern Desert, and exploration opportunities in Egypt’s Western Desert. This range of opportunities allows us to optimally manage the risk-reward profile of our exploration and development spending, and allocate capital to the projects that will have the most significant impact on shareholder value.

In Canada, we have made a potentially significant discovery of resources in a new, effectively undrilled area, where we already have a significant footprint.  These projects will continue to deliver on our strategic focus of building a profitable, growth oriented international portfolio which can provide increasing and real returns to shareholders.

In Egypt, we have been making steady progress on the consolidation, amendment and extension of our Eastern Desert PSCs, which, when completed, will provide the foundation for the Company to grow production and reserves for years to come.

We are heading into 2020 with confidence.”

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the plans for the Company's 2020 Canadian drilling program and the details thereof; the Company's expectation relating to the performance of the South Harmattan Cardium prospect; and the expected benefits to the Company of consolidating, amending and extending the Company's Eastern Desert PSCs and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Darrin Drall, P.Eng., - Manager Engineering for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this announcement. Mr. Drall obtained a Bachelor of Science Degree in Engineering from the University of Manitoba.  He is a Registered Professional Engineer in the province of Alberta (Association of Professional Engineers and Geoscientists of Alberta) and in the province of Saskatchewan (Association of Professional Engineers and Geoscientists of Saskatchewan) and has over 30 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:

Bopdbarrels of oil per day

MMetres

MBopdthousand barrels of oil per day

Boepdbarrels of oil equivalent per day

MBoepdthousand barrels of oil equivalent per day

MBblthousand barrels

IP30 Initial production per day over first 30 days of production

IP60Initial production per day over first 60 days of production

TMDTotal Measured Depth in metres

TVD Total Vertical Depth in metres

WIworking interest

For further information, please contact:
TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Sole Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

FTI Consulting (Financial PR)	+44 (0) 20 3727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan

Tailwind Associates (Investor Relations)
Darren Engels	darren@tailwindassociates.ca http://www.tailwindassociates.ca +1 403.618.8035 investor.relations@trans-globe.com http://www.trans-globe.com +1 403.264.9888